UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 17)

Nanophase Technologies Corporation
(Name of Issuer)

COMMON STOCK, par value $.01
(Title of Class of Securities)

630079101
(CUSIP Number)

Bradford T. Whitmore
5215 Old Orchard Road, Suite 620
Skokie, Illinois  60077
Telephone:  (847) 733-1230
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 8, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 630079101 Page 2 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       25,467,020 shares
Shares
Beneficially  8 Shared Voting Power
Owned by        9,359,785 shares
Each
Reporting     9 Sole Dispositive Power
Person          25,467,020 shares
With
             10 Shared Dispositive Power
                9,359,785 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
34,826,805 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

63.7%

14. Type of Reporting Person (See instructions)
IN

Schedule 13D/A

CUSIP No. 630079101 Page 3 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Investments, LP

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Delaware Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    675,515 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                675,515 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
675,515 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

1.2%

14. Type of Reporting Person (See instructions)
PN

Schedule 13D/A

CUSIP No. 630079101 Page 4 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

INV-GP, LLC

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Delaware Limited Liability Company


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        675,515 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                675,515 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
675,515 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

1.2%

14. Type of Reporting Person (See instructions)
OO

Schedule 13D/A

CUSIP No. 630079101 Page 5 of 8 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Strandler, LLC

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Delaware Limited Liability Company


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        8,684,270 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                8,684,270 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person
8,684,270 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

15.9%

14. Type of Reporting Person (See instructions)
OO

Page 6 of 8 Pages

The undersigned hereby amends its Schedule 13D as filed on September 19, 2003 and as previously amended relating to the common stock ("Common Stock") of Nanophase Technologies Corporation, (the "Issuer"). Bradford T. Whitmore, Grace Investments, LP, INV-GP, LLC and Strandler, LLC are collectively referred to in this Amendment No. 17 as the "Filers." Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D remains unchanged.

Item 2.  Identity and Background

(a) The statement is filed by Grace Investments, LP, a Delaware limited partnership ("Grace Investments"),
INV-GP, LLC, a Delaware Limited Liability Company,
Bradford T. Whitmore ("Whitmore") and Strandler, LLC, a
South Dakota Limited Liability Company ("Strandler")
(collectively the "Filers"). INV-GP, LLC is the general partner of Grace Investments. Whitmore is the manager and sole member of INV-GP, LLC and Strandler.

(b) The business address of Grace Investments, INV-GP, LLC and Whitmore is 5215 Old Orchard Road, Suite 620, Skokie,
Illinois 60077. The business address of Strandler, LLC is
401 3rd Street, #9, Rapid City, South Dakota 57701.

(c) The principal business of Grace Investments is to purchase, sell, invest, and trade in securities.
The principal business of INV-GP, LLC is that of being a general partner of Grace Investments. The principal business of Strandler is to purchase, sell, invest, and trade in securities.

(d) None of the persons referred to in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons referred to in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Grace Investments is a Delaware limited partnership.
INV-GP, LLC is a Delaware limited liability company.
Strandler is a South Dakota limited liability company.
Whitmore is a citizen of the United States.

Page 7 of 8 Pages

Item 4.  Purpose of Transaction

In December 2023, the Company issued rights to its shareholders, with 1 right issued for each common share held. Each right allowed the holder the option to purchase 0.1 share of Common Stock at a price of $0.40 per share. Pursuant to this offering, Grace Investments purchased 74,105 shares, Whitmore purchased 2,791,725 shares, and Strandler purchased 952,697 shares. Such shares were received on February 8, 2024.

The Filers have no plans or proposals which relate to, or would result in, any of the matters referred to in Paragraphs (a) through (j), inclusive, of Item 4 of the
Schedule 13D. The Filers may, at any time and from time to time, review or reconsider their investment in the Company and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this filing:

(1) Grace Investments, LP beneficially owns 675,515 shares of Common Stock, representing approximately 1.2% of the outstanding shares of Common Stock based upon 49,627,254 shares outstanding as of November 14, 2023 as reported in the Issuer's most recent Form 10-Q plus the 5,000,000 shares issued from the rights exercise. As the general partner of Grace Investments, LP, INV-GP, LLC may be deemed to share beneficial ownership of these 675,515 shares of Common Stock. INV-GP, LLC otherwise disclaims beneficial ownership.

(2) Whitmore is the beneficial owner of 25,467,020 shares of Common Stock. As the manager and sole member of INV-GP, LLC, Whitmore may be deemed the indirect beneficial owner of 675,515 shares of stock beneficially owned by those entities. As the manager and sole member of Strandler, Whitmore may be deemed the indirect beneficial owner of 8,684,270 shares of stock for a total beneficial ownership of 34,826,805 shares, or 63.7% of the outstanding shares of Common Stock based upon 49,627,254 shares outstanding as of November 14, 2023 as reported in the Issuer's most recent Form 10-Q plus the 5,000,000 shares issued from the rights exercise.

(b) Grace Investments, LP:  shared voting power (with INV-GP,
LLC and Whitmore)
675,515 Shares of Common Stock

Whitmore: shared voting power (with Grace Investments, LP and INV-GP, LLC)
675,515 Shares of Common Stock;
and
shared voting power (with Strandler)
8,684,270 Shares of Common Stock;
and
sole voting power
25,467,020 Shares of Common Stock

(c) The transactions effected by the Filers during the past sixty days are set forth in Schedule A.

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

To the knowledge of the Filers, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Filers and any other person with respect to any securities of the Issuer.

Item 7.  Materials to be Filed as Exhibits

None

Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: February 12, 2024

Bradford T. Whitmore

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore

Grace Investments, LP

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Manager: INV-GP, LLC
Its:  General Partner

Strandler, LLC

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its: Manager and Member

SCHEDULE A

ACTIVITY FOR NANOPHASE TECHNOLOGIES, CORP.
EFFECTED BY BRADFORD T. WHITMORE FOR THE PREVIOUS
60 DAYS.

                             Number of
Date        Security         Shares      Price per
                             Sold        Share
02/08/2024  Common Stock     2,791,725   $0.40


ACTIVITY FOR NANOPHASE TECHNOLOGIES, CORP.
EFFECTED BY STRANDLER, LLC FOR THE PREVIOUS
60 DAYS.

                             Number of
Date        Security         Shares      Price per
                             Sold        Share
02/08/2024  Common Stock     952,697     $0.40


ACTIVITY FOR NANOPHASE TECHNOLOGIES, CORP.
EFFECTED BY GRACE INVESTMENTS, LP FOR THE PREVIOUS
60 DAYS.

                             Number of
Date        Security         Shares      Price per
                             Sold        Share
02/08/2024  Common Stock     74,105      $0.40
